

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 12, 2008

<u>Via U.S. Mail and Fax</u>
Ben-Tsur Joseph
Chief Executive Officer
Inrob Tech Ltd.
1515 Tropicana Ave, Suite 140
Las Vegas, NV 89119

> **RE:** **Inrob Tech Ltd.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 14, 2008; and**
> **File No. 000-49950**

Dear Mr. Joseph:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director